C$700,000,000	FILED PURSUANT TO RULE 433

3.390% NOTES DUE 2021	FILE NO. 333-192302

Citigroup Inc.

CAD 3.390% Notes due 2021

Final Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement dated November 6, 2014 to the Prospectus dated November 13, 2013.

Issuer:	Citigroup Inc.

Expected Credit Ratings(1):	DBRS: A (low) (Stable outlook) Moody’s: Baa2 (Stable outlook) S&P: A- (Negative outlook)

Issue Type:	Canadian Dollar Fixed Rate Notes

Status of Notes:	Senior unsecured obligations of the Issuer, ranking equally with all other unsecured senior indebtedness of the Issuer

Principal Amount:	CAD $700 million

Term:	7 Years

Stated Maturity Date:	November 18, 2021

Launch Date:	November 6, 2014

Pricing Date:	November 6, 2014

Settlement Date:	November 18, 2014 (T+7)

Coupon:	3.390% per annum

Coupon Payment Dates:	Payable semi-annually in arrears in equal semi-annual installments on May 18 and November 18, beginning May 18, 2015, subject to the “following unadjusted business day convention” and the day count convention specified below

Issue Price:	CAD $99.975

Yield:	3.394% per annum

Spread to GoC Benchmark Bond Curve:

+160 bps vs. the Government of Canada curve interpolated between 3.25% June 1, 2021 & 2.75% June 1, 2022

+166.9 bps (includes a 6.6 bps curve adjustment and 0.3 bp delay cost) vs. the Government of Canada 3.25% June 1, 2021 (priced at $109.412 to yield 1.725%)

Specified Currency:	Canadian Dollars (CAD)

Net Proceeds:	CAD $697,235,000 (before expenses)

Business Day:	Toronto and New York

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any Coupon Payment Date (also known as the Actual/Actual Canadian Compound Method)

Form and Denominations:	Registered Global note, CAD $100,000 and integral multiples of CAD $1,000 in excess thereof

C$700,000,000	FILED PURSUANT TO RULE 433

3.390% NOTES DUE 2021	FILE NO. 333-192302

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Clearing System:	CDS

Governing Law:	State of New York

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as notes are Registered Global notes. Resales in Canada will be subject to resale restrictions

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption Provisions:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption in whole, not in part, at 100% of the principal amount plus accrued and unpaid interest to the redemption date

Paying Agent:	Citibank N.A., London office

CUSIP/ISIN:	172967JB8 / CA172967JB81

Bookrunners:	Citigroup Global Markets Inc. Scotia Capital Inc. BMO Capital Markets Inc. CIBC World Markets Inc. RBC Dominion Securities Inc. TD Securities Inc.

Co-Managers:	Desjardins Securities Inc. HSBC Securities (Canada) Inc. National Bank Financial Inc.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free in the United States 1-800-831-9146 or Scotia Capital Inc. toll-free in Canada 1-888-776-3666.